FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

In connection with the claims made today in the newspaper El País concerning the confidentiality agreement between Endesa and E.ON, and without prejudice to any other legal actions it may choose to take, Endesa wishes to hereby state the following:

a)
In accordance with Spanish and EC law, as the regulatory entities have confirmed and as is supported by numerous precedents, it is generally accepted practice for a listed company to disclose inside information to a third party in order to facilitate a potential corporate transaction such as a merger or a takeover offer targeted at all outstanding shares. The execution of a confidentiality agreement to govern that disclosure is not cause for suspicion or criticism, but is actually a legal requirement inherent in the Spanish Securities Market Law.

b)
The confidentiality agreement between Endesa and E.ON is limited in content to the standard clauses in documents of this nature and is drafted to ensure that the information exchanged as a result thereof cannot be used for purposes other than those agreed to therein.

c)
The agreement was signed prior to the delivery of any information and therefore makes reference to matters that could be subject to exchange. The information referred to in the agreement is classified as confidential in nature regardless of whether or not the information actually delivered thereunder fits these characteristics.

d)
The confidentiality agreement between Endesa and E.ON was provided by Endesa to the Comisión Nacional del Mercado de Valores (the Spanish securities regulator, or the “CNMV” for its initials in Spanish) on April 25, 2006, together with the documentation solicited in connection with information exchanges with E.ON requested as part of the claims made by Gas Natural regarding the alleged delivery of inside information. As is already known, the CNMV dismissed the case on June 22, 2006, and Gas Natural did not appeal the finding.

Similarly, a copy of that agreement was delivered by Endesa to the Mercantile Court No. 1 of Barcelona. Further, on December 11, 2006, Endesa sent a copy of this document to Gas Natural’s lawyers, under the auspices of the legal action in a federal district court in New York, in which Gas Natural made allegations concerning E.ON’s use of inside information, claims that were also dismissed.

e)
The agreement expressly provides that both parties shall be subject to the requirements of the Spanish Securities Market Law in relation to the handling of information. The interpretation and execution of the agreement is governed by Spanish law and the judges and courts of Madrid. Any interpretation of the agreement that is contrary to prevailing law is therefore not conceivable.

f)
Specifically, in relation to the meaning of the clause regulating how to proceed in the event that one of the parties receives notification of a legal or administrative summons soliciting the disclosure of the information delivered under the confidentiality agreement, that clause requires that the party that is summonsed must firstly notify the other party so that the latter has the opportunity to solicit legal or administrative protection for the confidentiality of the information.

Furthermore, the agreement requires that a summonsed party must do everything within its power to avoid the unnecessary disclosure of the confidential information and, to this end (and no other), that the parties consult each other on the scope of the summons and the manner, content and timeframe for responding thereto.

In any event, this clause is only applicable when the party that is summonsed has received confidential information from the other party. That is to say that in the specific instance of information provided by Endesa to E.ON, this clause is not applicable to summons that may be received by Endesa from a legal authority or the CNMV.

g)
Endesa has complied with the scope and time constraints of all summons for information made of it in connection with this matter. It has done so before the CNMV (April 15, 2006), before Mercantile Court No. 1 of Barcelona (between November 22, 2006 and January 22, 2007) and as part of the case taken by Gas Natural against E.ON before the federal courts in New York (December 11, 2006).

Madrid, January 29, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: January 29, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations